PUBLIC STORAGE
701 Western Avenue
Glendale, California 91201-2397
(818) 244-8080

July 12, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Delaying Amendment for Public Storage
Registration Statement on Form S-4 (File No. 333-175305)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Public Storage (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form S-4 (the “Registration Statement”) (File No. 333-175305). The Registration Statement was originally filed with the Securities and Exchange Commission on July 1, 2011.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendale in the State of California, on July 12, 2011.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me at 818-244-8080, ext. 1319, or Jim Showen or Kevin Vold of Hogan Lovells US LLP at 202-637-5600.

Sincerely,

/s/ Stephanie Heim
Stephanie Heim
Vice President
Public Storage